SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding the following matters:	9 5

1. Press release entitled “PLDT Completes Acquisition
of Digitel in Landmark Telco Transaction”; and
2. Letter to the PSE dated October 26, 2011,
regarding the receipt by PLDT of the Order issued by
the National Telecommunications Commission (the
“Decision”) approving the
Application jointly filed by PLDT and Digitel
Telecommunications Philippines, Inc. (Digitel) for
the sale and transfer of initially approximately
51.55% of the outstanding capital stock of Digitel to
PLDT, pursuant to Section 20(h) of the Public
Service Act (the Application”).

Exhibit 1

October 26, 2011

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT Completes Acquisition of Digitel in Landmark Telco Transaction.”

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 26, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT Completes Acquisition of Digitel in Landmark Telco Transaction.”

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 26, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES Province, country or other jurisdiction	6. (SEC Use Only) Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1
11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT Completes Acquisition of Digitel in Landmark Telco Transaction.”

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

October 26, 2011

Exhibit 1

PLDT PRESS RELEASE

PLDT completes acquisition of Digitel
in Landmark Telco Transaction

Manila, Philippines : 26 October 2011 - The Philippine Long Distance Telephone Company (“PLDT”) (NYSE: PLDT) (PSE: TEL) and JG Summit Holdings, Inc. (“JG Summit”) (PSE: JGS) jointly announce that PLDT has successfully completed the acquisition of a majority interest in Digital Telecommunications Philippines, Inc. (“Digitel”) (PSE: DGTL) from JG Summit and other shareholders of Digitel, in a landmark share swap transaction valued at about P69.2 billion.

Together with 3.277 billion shares representing 51.55% of Digitel’s outstanding common stock, PLDT also acquired the zero-coupon bonds issued by Digitel Group to JG Summit, which were assumed to be convertible or exchangeable into 18.6 billion Digitel shares, and assumed P34.1 billion in advances made by JG Summit to Digitel Group (collectively, the “Enterprise Assets”). As payment for the Enterprise Assets, PLDT issued 27,679,210 new shares of common stock at the issue price of P2,500 per PLDT share. As a result, the JG Summit Group presently holds approximately 12.9% of PLDT’s expanded outstanding common stock.

Approvals Obtained

The transaction was completed today following the issuance by the Securities and Exchange Commission (“SEC”) on July 29, 2011 of its confirmation of the valuation of the Enterprise Assets and by the National Telecommunications Commission (“NTC”) on 26 October 2011 of its approval of the transfer of 51.55% interest in Digitel. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during their meeting on June 14, 2011.

Divestment Sale of CURE by SMART

Cognizant of the concerns raised by government and certain oppositors regarding the PLDT group’s ownership of 3G frequency, and to assure all parties that it is not PLDT’s intention to accumulate the said frequency, PLDT presented a plan to the NTC covering SMART Communications, Inc.’s (“SMART”) divestment of its subsidiary, Connectivity Unlimited Resource Enterprises, Inc. (“CURE”). CURE owns 10MHz of 3G frequency in the 2100 band (the “Affected Frequency”).

As part of its approval of the acquisition of Digitel by PLDT, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

Exhibit 1

•	CURE will sell its Red Mobile business to SMART consisting of its subscriber base, brand and fixed assets

•	SMART will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits (the “Divestment Sale”)

PLDT will have a period of nine months to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers (the “Transition Period”). The Transition Period will be reckoned from the date of promulgation of the Decision of the NTC approving the PLDT acquisition of Digitel (the “Decision”).

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow SMART to recover its investment in acquiring, developing and operating CURE (the “Cost Recovery Amount”). In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay Spectrum User’s Fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT group will not use the Affected Frequency.

Appointments

At meetings held today by the respective boards of directors of Digitel and Digitel Mobile Philippines, Inc. (DMPI), Mr. Manuel V. Pangilinan was appointed as Chairman while Mr. Orlando B. Vea was appointed as President and Chief Executive Officer, of Digitel and DMPI.

Lock-up and Option Agreements

The PLDT shares that were issued as payment for the Enterprise Assets are subject to a lock-up period of one (1) year during which JG Summit and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT.

Exhibit 1

PLDT has granted consents to the potential sale by JG Summit of 5.81 million and 4.56 million PLDT shares under separate option agreements that JG Summit has entered into with an associate company of First Pacific Company Limited and NTT Docomo, Inc., respectively. Following the sale of these shares, expected to occur within 30 days from the listing date of the PLDT shares issued to JG Summit, the JG Summit Group will own approximately 8.0% of PLDT’s common shares.

Tender Offer

As the transaction triggers a mandatory tender offer for the acquisition of the remaining 48.45% of Digitel shares held by the public, PLDT will launch a tender offer for such shares on a date to be announced by PLDT. Under the terms of the tender offer, Digitel shareholders will be given an option to sell at P1.60331 per Digitel share or swap their holdings for PLDT common shares at a swap ratio of 1,559.282 Digitel shares for every new PLDT common share. If fully taken up, the tender offer would bring the total transaction value to P74.1 billion, making it the largest buyout in Philippine corporate history. On June 21, 2011, the SEC issued its confirmation that PLDT may close the main transaction with JG Summit prior to the closing of the tender offer.

Impact on the Telecommunications Industry

With PLDT’s successful acquisition of Digitel, consumers are expected to begin realizing the substantial benefits to be reaped from the combined expertise, resources and capabilities of the PLDT Group and Digitel.

PLDT’s Chairman, Manuel V. Pangilinan, remarked: “PLDT is extremely pleased to welcome Digitel to the PLDT Group. PLDT will continue to provide its consumers with the best value in terms of price, quality and range of products and services and we have committed to continue offering “unlimited” type of services in fulfillment of this promise. In addition, Sun subscribers can benefit from PLDT’s extensive infrastructure and varied service offerings.”

On the other hand, JG Summit Chairman, James L. Go, said of the transaction: “This transaction ensures that Digitel remains in good hands. Together, the PLDT-Digitel Group will be well-positioned to compete not only with formidable existing competitors but with well-funded new entrants as well.”
Exhibit 1

Advisers

SyCip Salazar Hernandez & Gatmaitan acted as PLDT’s legal adviser while ING Bank N.V. acted as PLDT’s financial adviser. Romulo Mabanta Buenaventura Sayoc and De Los Angeles acted as legal adviser to JG Summit.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

Exhibit 1

October 26, 2011

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with our letter to the Philippine Stock Exchange disclosing our receipt today of the Order issued by the National Telecommunications Commission approving the Application jointly filed by Philippine Long Distance Telephone Company (PLDT) and Digital Telecommunications Philippines, Inc. (Digitel) for the sale and transfer of initially approximately 51.55% of the outstanding capital stock of Digitel to PLDT, pursuant to Section 20(h) of the Public Service Act.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

[1]	Equivalent to P1.59495 per share after deducting customary selling charges (excluding brokers’ commissions).

[2]	Equivalent to 1,567.45 Digitel shares for every new PLDT common share after deducting customary selling charges (excluding brokers’ commissions). Page 7 of 13

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. October 26, 2011

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 — Other Events

Attached is a copy of our letter to the Philippine Stock Exchange dated October 26, 2011.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

October 26, 2011

Exhibit 1

October 26, 2011

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We disclose that we received today the Order issued by the National Telecommunications Commission (the “Decision”) approving the Application jointly filed by Philippine Long Distance Telephone Company (PLDT) and Digital Telecommunications Philippines, Inc. (Digitel) for the sale and transfer of initially approximately 51.55% of the outstanding capital stock of Digitel to PLDT, pursuant to Section 20(h) of the Public Service Act (the “Application”).

The approval of the Application is subject to the following conditions, among others:

1.	Digitel shall continue to provide nationwide “unlimited” type of services to the public.

2.	After the consummation of the Digitel acquisition, PLDT shall divest itself of Connectivity Unlimited Resources, Inc. (CURE), which owns 10MHz of 3G frequency in the 2100 band (the “Affected Frequency”), in accordance with the Divestment Plan, as follows:

•	CURE will sell its Red Mobile business to Smart Communications, Inc. (SMART) consisting of its subscriber base, brand and fixed assets;

•	SMART will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits (the “Divestment Sale”);

•	PLDT will have a period of nine months to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to SMART with the least disruption and degradation of service to CURE’s existing customers (the “Transition Period”). The Transition Period will be reckoned from the date of promulgation of the Decision;

Exhibit 1

•	The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow SMART to recover its investment in acquiring, developing and operating CURE (the “Cost Recovery Amount”). In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale;

•	The Divestment Sale will be conducted within six months after the Transition Period provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay Spectrum User’s Fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT group will not use the Affected Frequency.

3.	PLDT and Digitel shall continue to provide high quality service to the subscribers/users.

PLDT and Digitel have manifested their acceptance of the conditions contained in the Decision.

Following the NTC’s approval, the parties can now proceed to complete the transaction (the full terms of which were announced and contained in our disclosure to the Exchange on March 29, 2011) and allow Digitel to have access to the expertise and resources of the PLDT Group so that Digitel can deliver even better, more extensive and affordable communications services to its customers.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 26, 2011